Exhibit 21.01

Investview, Inc.

Schedule of Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation
iGenius LLC	Utah
SAFETek, LLC	Utah
Investview Financial Group Holdings, LLC	Delaware
Opencash Finance, Inc.	Delaware
Opencash Securities, LLC	Delaware
Investview MTS, LLC	Delaware
MyLife Wellness Company	Delaware